STATE of DELAWARE
                    SECOND AMENDMENT TO AMENDED AND RESTATED
                         CERTIFICATE of INCORPORATION of
                            US GLOBAL NANOSPACE, INC.

First: The Board of Directors of US Global Nanospace, Inc., a Delaware corporation, acting by written consent in accordance with Section 141(f) of the Delaware General Corporation Law, duly adopted resolutions setting forth the proposed Second Amendment to the Amended and Restated Certificate of Incorporation (the "Certificate") of said Corporation, declaring said amendment to be in the best interests of the Corporation and its stockholders. The resolutions setting forth the proposed amendment are substantially as follows:

      NOW, THEREFORE, BE IT RESOLVED, that Article Fourth of the Amended and Restated Certificate of Incorporation of the Corporation be amended and restated in its entirety to read as follows:

            FOURTH: The Corporation is authorized to issue two classes of stock to be designated, respectively, preferred stock ("Preferred Stock") and common stock ("Common Stock"). The total number of shares of stock that the Corporation is authorized to issue is 310,000,000. The total number of shares of Common Stock the Corporation shall have the authority to issue is 300,000,000. The total number of shares of Preferred Stock the Corporation shall have the authority to issue is 10,000,000. The Common Stock shall have a par value of $0.01 per share and the Preferred Stock shall have a par value of $0.01 per share.

                  The Board of Directors of the Corporation is expressly
            authorized, subject to limitations prescribed by law and the provisions of this Article Fourth, to provide for the issuance of the shares of Preferred Stock from time to time in one or more series, and by filing a certificate pursuant to the General Corporation Law of the State of Delaware, to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designations, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares as may be permitted by the General Corporation Law of the State of Delaware.

Second: That concurrently therewith, acting by written consent, the holder of at least a majority of the issued and outstanding shares of the Corporation's capital stock consented to the foregoing amendment in accordance with Section 228(a) of the Delaware General Corporation Law.

Third: That said amendment was duly adopted in accordance with the provisions of
Section 242 of the Delaware General Corporation Law.


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Fourth: That the capital of said Corporation shall not be reduced under or by reason of said amendment.

      IN WITNESS WHEREOF, the undersigned Corporation has caused this Second Amendment to Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer as of August 2, 2004.


                                       By: /s/ John Robinson
                                          -------------------------------------
                                          John Robinson, Chief Executive Officer


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